Contact

www.linkedin.com/in/jacob-guss
(LinkedIn)

Top Skills

Startups

Consumer Packaged Goods (CPG)

Management

Honors-Awards

Champion - Texas Venture Labs
Pitch Competition

Runner Up - Texas Venture Labs
Pitch Competition

Finalist - Rice Business Plan
Competition

Jacob Guss

Founder & CEO, Bold Move Beverages (coffee based cocktails) #
United States

Summary

As the founder of Bold Move Beverages, I've channeled my passion
for coffee and whiskey to create Cold Brooze, a disruptive, best-
in-class product in the booming ready-to-drink cocktail market.
My journey from strategy roles at Fortune 500 companies to
entrepreneurship was driven by a desire to make the world a more
fun and enjoyable place to live.

With an MBA from UT Austin, I've honed my skills in strategic
planning and execution. My experience, including co-founding the
non-profit Caring for Camo, showcases my ability to create value
and navigate challenges. At Bold Move Beverages, we're not just
selling a product; we're using the power of coffee and whiskey to
bring people together and encourage others to make bold moves in
their lives.

Experience

Bold Move Beverages
Founder
June 2021 - Present (3 years 7 months)
Austin, Texas, United States

Founder of Bold Move Beverages - An alcohol brand at the intersection of
coffee, whiskey, and community

Dragon Spirits Marketing
Angel Investor
October 2021 - October 2021 (1 month)
Austin, Texas, United States

Unknown Ventures
Venture Capital Intern
January 2021 - June 2021 (6 months)
Austin, Texas, United States

Princess Cruises
Senior International Revenue Analyst
April 2017 - June 2020 (3 years 3 months)
Santa Clarita, California

• Developed and implemented global pricing strategies to optimize revenues for various deployments/itineraries in the Princess Cruises portfolio
• Provided commercial direction to Sales and Marketing teams to ensure business needs are aligned with actions
• Liaised with the International offices to collaboratively help grow Home-port and Fly Cruise business
• Served as a User Acceptance Tester for Carnival Corp's new Revenue Management System to identify potential bugs and improvements for the system prior to system roll-out
• Optimized and managed inventory across Mediterranean, British Isles, and Southeast Asia cruise networks
• Presented in-depth analysis to senior leaders to inform/guide future commercial direction for the brand

American Airlines
Yield Strategy Analyst
July 2015 - April 2017 (1 year 10 months)
Dallas/Fort Worth Area

• Implemented strategies to maximize revenue for numerous routes in the AA network
• Presented analysis to colleagues on successful and unsuccessful strategies to improve departmental processes
• Managed routes in and out of Austin (AUS) during a 12-month period which saw improved unit revenue performance of 6.5% and an additional $27 Million of revenue on a year-over-year basis
• Served on the NCAA Football task force to actively forecast customer demand increases/decreases within the network stemming from changes in rankings and projections (ex. Bowl Games, College Playoffs, etc.)
• Mentored and taught new analysts how to evaluate markets and interact with AA's proprietary reports/systems

Caring for Camo
Vice President, Co-Founder
December 2012 - March 2017 (4 years 4 months)
Austin, Texas Area

Co-founder of Caring for Camo - A non-profit organization supporting deployed US troop

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Education

The University of Texas at Austin - Red McCombs School of Business
Master of Business Administration - MBA · (2020 - 2022)

The University of Texas at Austin
Bachelor's Degree, Finance · (2011 - 2015)

ESCP Europe
Finance, General · (2014 - 2014)

Calabasas High School
High School · (2007 - 2011)